City Place Plaza North, 477 South Rosemary Avenue Suite 203, West Palm Beach, FL. 33401 Ph: 615.252.4099

Filed via Edgar

Mr. Robert S. Littlepage

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: MediSwipe, Inc.

Item 4.01 Form 8-K

Filed April 2, 2012

Item 4.02 8-K/A

Filed July 27, 2012

File No. 001-15673 August 7, 2012

Dear Mr. Littlepage:

This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) dated July 30, 2012, with respect to the above-referenced filings (the “Comment Letter”). Our responses follow the text of each Staff comment and are reproduced consecutively for your convenience.

Form 8-K/A

Item 4.01

1.      We note your revised disclosure under Item 4.01 and the filing of your amendment under item 4.02 but did not file the required applicable disclosure under Item 4.02. as stated in our comment 3 of our letter dated July 20, 2012, your former auditor, Malcolm Pollard, is no longer registered with the PCOAB. Since Malcolm Pollard audited a year which you included in your 2011 10-K, you should have your new auditor, D. Brooks and Associates CPA’s P.A., re-audit that year.

Please amend your filing to

•	Indicate clearly whether you are filing under Item 402 (a) or 402 (b);
•	Provide a brief description of the facts underlying your conclusion;
•	Disclose when you concluded that your financial statements should no longer be relied on;
•	Disclose when you were advised or notified that disclosure should be made or action taken to prevent future reliance on a previously written audit report or completed interim review;
•	Identify the financial statements that should no longer be relied upon;
•	State whether the board of directors discussed with the independent accountant the matters disclosed in the filing.

Pursuant to our conversation with Kathryn Jacobsen on Thursday August 2, 2102; please be advised that we are filing Form 8-K/ Amendment No.3. In that amendment we are clearly stating that Mr. Pollard retired from his accounting practice and withdrew his registration with the PCOAB. Subsequently, the Board of Directors engaged D. Brooks and Associates CPA’s, P.A., (“DBrooks”), a PCOAB registered firm as its independent public accounting firm to audit its financial statements for the year ended December 31, 2011.

It should be noted that the Company’s position regarding Mr. Pollard not providing the Exhibit 16 letter is due to a dispute specifically related to fees and is unrelated to any disagreement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Additionally, it appears that the Edgar filing agent, incorrectly submitted Form 8-K/Amendment No. 2 under Item 402. Our Amendment No. 2 was being filed under Item 4.01, amending our previous filing under the same Item.

Accordingly, we are respectfully requesting that due to the fact that Mr. Pollard withdrew his registration from the PCOAB, as he was retiring from his accounting practice, that the Company not be required to re-audit 2010. To the best of our knowledge, Mr. Pollard simply resigning does not effectuate that his financial statements are unreliable. We are unaware of any issues or deficiencies that the PCOAB had with Mr. Pollard. The re-audit of 2010 would be an unnecessary burden on the Company. The Company has confirmed that at least two other reporting companies have moved to engage other PCOAB registered firms as a result of Mr. Pollard’s retirement.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

MediSwipe, Inc.

By: /s/ B. Michael Friedman

B. Michael Friedman

Chief Executive Officer